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                                    FORM 6-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                For the period 26 October 2002 to 7 November 2002

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

         _________________________________________________________________

                 (Translation of registrant's name into English)



      Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,
                                   New Zealand

         _________________________________________________________________

                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                                (File No.1-10798)



                     ______________________________________

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                                    CONTENTS


                 This report on Form 6-K contains the following:

                 1. Media Release

                    Telecom Q1 Result  4 November 2002



                     ______________________________________

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                     TELECOM CORPORATION OF NEW
                                                           ZEALAND LIMITED


                                               By: /s/ Linda Cox
                                                   --------------------------
                                                   Linda Marie Cox
                                                   Company Secretary

                                               Dated: 7 November 2002